March 18, 2025

Dan Tapiero
Chief Executive Officer
1RT Acquisition Corp.
205 West 28th Street
2nd Floor Suite C
New York, New York 10001

       Re: 1RT Acquisition Corp.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted February 19, 2025
           File No. 377-07722
Dear Dan Tapiero:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 19, 2025
Summary
Our Investment Thesis and Strategy, page 4

1. We note your reference in this section to a "team" or "teams" performing the functions in the various steps in your process. Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing these activities, and identifying the members of the team or teams that you reference. Refer to Item 1603(a)(4) of Regulation S-K. March 18, 2025
Page 2

Sponsor Information, page 9

2.     You disclose that your sponsor was formed by the founders and executive team of
       1RoundTable Partners, LLC (   1RT   ), and that your CEO Dan Tapiero
holds voting
       and investment discretion with respect to the ordinary shares held of record by your sponsor by his sole membership in the general partner of the funds that are members of your sponsor. Please also disclose any persons that have direct and indirect material interests in the sponsor and the nature and amounts of their interests. For example, please disclose the nature and amount of any interests in the sponsor held by your
       Chief Financial Officer Joe Majocha and Director Nominee Jeffrey Nuechterlein. See
       Item 1603(a)(7) of Regulation S-K.

The Offering
Conflicts of Interest, page 35

3. You state that your sponsor, officers or directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination but that you do not believe that such potential conflicts would materially affect your ability to complete your initial business combination. Please clarify how opportunities to acquire targets will be allocated among SPACs and otherwise discuss how you will allocate investment opportunities to this SPAC versus other business ventures. Please refer to Items 1602(b)(7) and 1603(b) of Regulation
S-K.

4. We note your disclosure on page 19 that pursuant to a letter agreement, your sponsor, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial business combination and shareholder vote to approve an amendment to your charter.
       Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item 1603(a)(8) of Regulation S-K.
Dilution, page 93

5. We note you disclosed in footnote (1), under the last table on page 94, that expenses applied against gross proceeds include offering expenses of $1,164,500. Based on the offering expenses disclosed in the Use of Proceeds table on page 89, it appears that the offering expenses are $914,500 rather than $1,164,500. Please revise the inconsistency or explain the difference.

6. It appears that the labeling for the columns under each set of redemption scenarios in the second table on page 94 should be switched around, with the first column being
       Without Over-Allotment and the second column being With Over-Allotment. Please revise as appropriate.

       Additionally, for ease of reading and presentation consistency with page 94, for the table on page 93, please present the line item Assuming No Exercise of Over-
 March 18, 2025
Page 3

      Allotment Option and related amounts before the line item Assuming Full Exercise of
      Over-Allotment Option and related amounts, and ensure that all of the amounts presented in the table on page 93 correspond with the amounts presented on page 94.

Management, page 136

7. Please clarify if your sponsor, management and/or their affiliates have been involved in any other special purpose acquisition companies. See Item 1603(a)(3) of Regulation
      S-K.
General

8. You disclose in a risk factor on page 46 that you will have net tangible assets in excess of $5,000,000 upon the completion of this offering and the sale of the private placement warrants. Please disclose any limitations in your governing documents upon redemptions to maintain net tangible assets in excess of $5,000,000. See Item 1602(b)(3) of Regulation S-K.


       Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Sean Ewen